News Release

Stantec completes acquisition of New York City-based firm Vollmer Associates

EDMONTON AB; NEW YORK NY (April 3, 2007) TSX:STN; NYSE:SXC

The designers of high-profile projects like the Columbus Circle Reconstruction in Manhattan and the light rail transit systems in Phoenix, Calgary, and Edmonton announced today that they have officially become one team. Stantec has completed the acquisition of Vollmer Associates LLP, a firm headquartered in New York City with approximately 600 employees. Vollmer provides engineering, architecture, planning, landscape architecture, and survey services focused on the transportation sector from offices throughout the northeastern United States.

“With the addition of Vollmer we have gained a solid base in the heart of New York City and significantly bolstered our operations throughout the eastern United States,” says Tony Franceschini, Stantec President & CEO. “Our combined transportation practice places Stantec among the top transportation design firms in North America.”

Stantec is an engineering/architecture professional services firm and, with the inclusion of Vollmer, has more than 6,500 employees and over 100 offices throughout North America. In 2006, Vollmer Associates’ gross revenue was approximately US$80 million. Stantec’s gross revenue in 2006 was C$816 million.

“We’re excited to introduce our employees to the many tools and resources Stantec has to offer, which will help them better serve our clients,” says Vollmer’s Managing Partner Gerry Nielsten, who will continue with Stantec as a Senior Principal. “Operating as one team, we will be able to provide Stantec’s global expertise and services in any of the areas we are currently operating and also bring to the table our own specialties, such as toll roads and major transit systems, to clients across North America.”

All of Vollmer’s 12 partners are continuing with Stantec, which now has about 70 offices in 26 states and more than 3,000 employees throughout the United States.

For more information visit http://announcements.stantec.com/vollmer

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. The Company supports public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 6,500 employees operating out of about 100 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Alison Smith Stantec Media Relations Tel : (802) 886-2261 alison.smith@stantec.com	Vollmer Contact Gerry Nielsten Vollmer Managing Partner Tel: (212) 366-5600 nielsten@vollmer.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.